ELEMENTAL ROYALTY RECEIVES MEXICAN ANTITRUST APPROVAL FOR THE ACQUISITION OF VIZSLA ROYALTIES

September 8, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or "the Company") is pleased to announce the receipt of the clearance decision from Mexico's Antitrust agency, the Comisión Nacional Antimonopolio ("CNA") with respect to the Company's acquisition of Vizsla Royalties Corp. (TSX-V: VROY; OTCQX: VROY) ("Vizsla Royalties") (the "Transaction").

The Transaction provides Elemental with exposure to Vizsla Royalties' 2.0% to 3.5% net smelter returns royalties (the "Panuco Royalties") on Vizsla Silver Corp.'s Panuco silver-gold project in Mexico. The Panuco Royalties will be cornerstone assets in the Elemental portfolio and are life-of-mine interests with no caps, buybacks or step-downs, covering the entire existing resources at Panuco.

Elemental Chief Executive, David M. Cole, commented: "Receiving Antitrust approval is the final regulatory milestone needed to complete the acquisition of Vizsla Royalties, and we look forward to announcing the closing of the Transaction soon."

Next Steps and Timing

Subject to the satisfaction or waiver of all conditions precedent to the Arrangement, the Transaction is anticipated to be completed shortly.

Further details of the Transaction are set out in the Arrangement Agreement dated May 13, 2026, and the management information circular of Vizsla Royalties prepared in connection with the Transaction, each of which is available under Vizsla Royalties' profile on SEDAR+ at www.sedarplus.ca.

Technical Disclosure and Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael Sheehan, an employee of the Company and a "Qualified Person" as defined in NI 43-101.

For further information contact:

Elemental Royalty Corporation:

David M. Cole	Tara Vivian-Neal,
CEO	Investor Relations
info@elementalroyalty.com	investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on NASDAQ and on the TSX under the ticker symbol "ELE".

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Cautionary note regarding forward-looking statements and financial outlook

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the Nasdaq Stock Market LLC, or the TSX, or its Regulation Service Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release.

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